

Mailstop 4628

January 13, 2017

Via E-mail
Ms. Beverley A. Babcock
Principal Financial Officer
Imperial Oil Limited
505 Quarry Park Boulevard S.E.
Calgary, Alberta, Canada T2C 5N1

>   **Re: Imperial Oil Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 24, 2016**
>   **Response Letter Dated October 25, 2016**
>   **File No. 0-12014**

Dear Ms. Babcock:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 3

Proved Undeveloped Reserves, page 5

1.   Your response to prior comment one refers to the proportion of an undisclosed total amount of proved undeveloped reserves converted to developed reserves during the year as a result of the start-up of the Kearl expansion project. However, Item 1203(b) of Regulation S-K requires disclosure of "material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into

proved developed reserves." Please tell us and expand your disclosure to provide the total net quantities of proved undeveloped reserves converted during the year pursuant to the disclosure requirements of Item 1203(b) of Regulation S-K.

2.   We note your response to prior comment two. Item 1203(d) of Regulation S-K requires an explanation of "the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves." Your response does not appear to give consideration to the context of the disclosure item, e.g. the total net quantities of proved undeveloped reserves disclosed pursuant to Item 1203(a) of Regulation S-K. Therefore, we re-issue our prior comment.

Management's Discussion and Analysis

Critical Accounting Estimates, page 45

Impact of Oil and Gas Reserves and Prices and Margins on Testing for Impairment, page 46

3.   As requested in prior comment three, tell us how the prices used in your 2015 asset assessment compared to the prices used in the most recent budgets or forecasts approved by management. As part of your response, explain the time periods for which operating and capital budgets or forecasts are prepared.

Consolidated Financial Statements, page 50

Notes to Consolidated Financial Statements, page 56

Note 1 - Summary of Accounting Policies - Property, Plant and Equipment

4.   Based on your response to prior comment four, we understand that the policy disclosure referred to in that comment addressed both actual depreciation methods used to determine amounts reflected in the historical financial statements included in your filing and potential depreciation methods that might be used in future periods under certain circumstances. If our understanding is not correct, please clarify for us. Otherwise, for the actual depreciation methods used to prepare your financial statements, revise the policy disclosure to provide a clearer, more detailed description of the actual depreciation methods used and the underlying circumstances. For the potential depreciation methods that might be used in future periods, describe to us the depreciation calculation that would be used under any such alternative methods. To the extent that any potential alternative methods are used in future periods, provide a clear, reasonably detail description of the methods used and the underlying circumstances. See FASB ASC paragraph 235-10-50-3.

5.   We note your response to prior comment five. As requested in that comment, expand your disclosure to clarify how you determine whether low prices or margins are

Ms. Beverley A. Babcock
Imperial Oil Limited
January 13, 2017

temporary and to explain how you consider items such as the decrease in your standardized measure between December 31, 2014 and December 31, 2015 or the recurring quarterly losses reported in your upstream operations during 2015 and the first half of 2016 in assessing whether a triggering event has occurred.

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page 78

Net Proved Reserves, page 80

6.   Your response to prior comment seven does not address the significant revisions in the previous estimate of total proved reserves for the fiscal year ended December 31, 2014 pursuant to FASB ASC 932-235-50-5 and Instruction (1) to Paragraph (b) of Item 302 of Regulation S-K. Please expand your disclosure to include an explanation of the significant changes in total proved reserves for the period ending December 31, 2014.

You may contact Lily Dang – Staff Accountant at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources